UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China 830017

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Pricing and Closing of Best Efforts Follow-On Public Offering

On September 13, 2024, Chanson International Holding, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors identified therein for a best efforts follow-on public offering (the “Offering”) of (i) 8,980,251 Class A ordinary shares of the Company (“Class A Ordinary Shares”), par value $0.001 per share (“Shares”) and (ii) 8,980,251 common warrants to purchase 8,980,251 Class A Ordinary Shares (“Common Warrants”), at an exercise price of $0.972 per share (the Shares and Common Warrants collectively, the “Securities”), exercisable within one year anniversary of the closing of the Offering. The Class A Ordinary Shares and Common Warrants were sold at a combined public offering price of $0.81 per share and accompanying warrants. Each Class A Ordinary Share were sold together with one Common Warrant.

Pursuant to the Purchase Agreement, until six (6) months after the closing of the Offering, the Company shall not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Class A Ordinary Shares, or securities convertible into, or exchangeable or exercisable for, the Company’s Class A Ordinary Shares or Class B ordinary shares, or file any registration statement or amendment or supplement thereto, subject to certain exceptions.

The Securities were registered under an effective registration statement on Form F-1 (File No. 333-281732) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 23, 2024, as amended, and declared effective on September 12, 2024 (the “Registration Statement”). The Company filed the final prospectus dated September 13, 2024 for the Offering, forming a part of the Registration Statement. The Registration Statement and the final prospectus relating to this offering are available on the SEC’s website at www.sec.gov.

The Company also entered into a placement agency agreement dated September 13, 2024 (the “Placement Agency Agreement”) with Joseph Stone Capital, LLC, who acted as the exclusive placement agent (the “Placement Agent”) on a best-efforts basis in connection with this Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay to the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds raised in the Offering, and to reimburse the Placement Agent for its out-of-pocket expenses up to $150,000. The Company agreed to grant the Placement Agent a right of first refusal, for a period of six (6) months from the closing of the Offering to act as sole managing underwriter and dealer manager, book runner, or sole placement agent for any and all future public or private equity, equity-linked, or debt (excluding commercial bank debt) offerings during such six (6) month period. The Placement Agent will be entitled to compensation with respect to any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to the Company by parties contacted by the Placement Agent directly and indirectly, if such Tail Financing is consummated at any time within the six (6) month period following the closing of the Offering.

Pursuant to the Purchase Agreement and Placement Agency Agreement, each of the Company’s directors, officers, and beneficial owners of 5% or more of Class A Ordinary Shares, have entered into lock-up agreements that generally prohibit the sale, transfer, or other disposition of the Company’s securities, or securities convertible into, or exchangeable or exercisable for, the Company’s Class A Ordinary Shares or Class B ordinary shares for a period of six (6) months following the closing of the Offering.

In addition, the Company entered into an escrow agreement dated September 13, 2024 (the “Escrow Agreement”) with the Placement Agent, and Continental Stock Transfer & Trust Company, which was appointed as the Company’s escrow agent (the “Escrow Agent”). The proceeds from the sale of the Securities in the Offering were deposited in a separate non-interest-bearing bank account (limited to funds received on the Company’s behalf), or the “Escrow Account.” The purpose of the Escrow Account was for (i) the deposit of all subscription monies (wire transfers) which were received by the Placement Agent from prospective purchasers of the Securities and were delivered by the Placement Agent to the Escrow Agent, (ii) the holding of amounts of subscription monies which were collected through the banking system, and (iii) the disbursement of collected funds.

The Offering closed on September 17, 2024. The Company intends to use the net proceeds received from the Offering to open new stores in China and in the U.S.

In connection with the Offering, the Company issued a press release on September 16, 2024 announcing the pricing of the Offering and a press release on September 17, 2024 announcing the closing of the Offering, respectively.

Copies of (i) the Placement Agency Agreement, (ii) the form of the Purchase Agreement, (iii) the form of Common Warrants, (iv) the Escrow Agreement, and (v) the two press releases, are attached hereto as Exhibits 10.1, 10.2, 4.1, 10.3, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Common Warrants dated September 13, 2024

10.1	Placement Agency Agreement dated September 13, 2024 by and between the Company and the Placement Agent

10.2	Form of Securities Purchase Agreement dated September 13, 2024 by and between the Company and the Purchasers Identified Therein

10.3	Escrow Agreement dated September 13, 2024 by and among the Company, the Placement Agent, and Escrow Agent

99.1	Press Release on Pricing of the Company’s Offering

99.2	Press Release on Closing of the Company’s Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: September 17, 2024	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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